For the Year Ending
                                                        December 31, 1996


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 11)

                    SIMMONS FIRST NATIONAL CORPORATION
                             (Name of Issuer)

                           CLASS A COMMON STOCK
                      (Title of Class of Securities)

                                 828730200
                              (CUSIP Number)

     Check the following box if a fee is being paid [ ].

     1)   Names of Reporting Persons S.S. or I.R.S. Identification
          Nos. of Above Persons  --  SIMMONS FIRST NATIONAL CORPORATION
          EMPLOYEE STOCK OWNERSHIP PLAN   71-6050807

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  ------------------------------------------------------
     (b)  ------------------------------------------------------

     3)   SEC Use Only------------------------------------------
     4)   Citizenship or Place of Organization    ARKANSAS

                         5)   Sole Voting Power          -0-
Number of Shares
Beneficially             6)   Shared Voting Power        -0-
Owned by Each
Reporting                7)   Sole Dispositive Power   518,506
Person With
                         8)   Shared Dispositive Power   -0-

     9) Aggregate Amount Beneficially Owned by Each Reporting Person 518,506 shares

     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)-----------------------------

     11)  Percent of Class Represented by Amount in Row 9.... 9.09%

     12)  Type of Reporting Person (See Instruction)  EP

Item 1(a) Name of Issuer:

          SIMMONS FIRST NATIONAL CORPORATION

Item 1(b) Address of Issuer's Principal Executive Offices:

          501 MAIN STREET
          P. O. BOX 7009
          PINE BLUFF, ARKANSAS 71611

Item 2(a) Name of Person Filing:

          SIMMONS FIRST NATIONAL CORPORATION
          EMPLOYEE STOCK OWNERSHIP PLAN

Item 2(b) Address of Principal Business Office or, if none,
          Residence:

               501 MAIN STREET
               P. O. BOX 7009
               PINE BLUFF, ARKANSAS 71611

Item 2(c) Citizenship:

                                 ARKANSAS

Item 2(d) Title of Class of Securities:

                           CLASS A COMMON STOCK


Item 2(e) CUSIP Number:
                                 828730200


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  [ ]  Broker or Dealer registered under Section 15 of the Act

     (b)  [ ]  Bank as defined in section 3(a)6) of the Act

     (c)  [ ]  Insurance Company as defined in section 3(a)(19) of the Act

     (d) [ ] Investment Adviser registered under section 8 of the Investment Company Act

     (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

     (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

     (g)  [ ]  Parent Holding Company, in accordance with section
               240.13d-1(b)(ii)(G) (Note:  See Item 7)

     (h)  [ ]  Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

     Item 4.   Ownership

          (a)  Amount Beneficially Owned:

                                  518,506

          (b)  Percent of Class:

                                   9.09%

          (c)  Number of shares as to which such person has:

               (i) sole power to vote or direct the vote
                                    -0-

               (ii) shared power to vote or direct the vote
                                    -0-

               (iii) sole power to dispose or to direct the
                     disposition of
                                  518,506

               (iv) shared power to dispose or to direct the
                    disposition of
                                    -0-

Item 5.   Ownership of Five Percent or Less of a Class.

                              NOT APPLICABLE

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     PURSUANT TO THE TERMS OF THE SIMMONS FIRST NATIONAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN, ANY DIVIDENDS RECEIVED OR PROCEEDS OF SALE OF THE SUBJECT SECURITIES WOULD INURE TO THE BENEFIT OF THE EMPLOYEES OF SIMMONS FIRST NATIONAL CORPORATION AND ITS SUBSIDIARIES, WHO ARE PARTICIPANTS IN THE PLAN, AND WOULD BE HELD, ADMINISTERED AND DISTRIBUTED IN ACCORDANCE WITH THE TERMS OF SUCH PLAN. THE PLAN COVERS IN EXCESS OF 400 EMPLOYEES AND NO SINGLE EMPLOYEE'S INTEREST THEREUNDER EQUALS OR EXCEEDS FIVE PERCENT (5%) OF THIS CLASS OF SECURITIES OF THE ISSUER.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                              NOT APPLICABLE.

Item 8.   Identification and Classification of Members of the Group.

                              NOT APPLICABLE.

     Item 9.   Dissolution of Group.

                         NOT APPLICABLE.

     Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/2/97
------------------------------------------------------------
Date


JOHN L. RUSH
------------------------------------------------------------
Signature
John L. Rush, Executive Vice President & Trust Officer
Simmons First National Bank, Trustee, Simmons First National
Corporation Employee Stock Ownership Plan